U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Taseko Mines Limited

B.	(1)	This is [check one]

☒	an original filing for the Filer

☐	an amended filing for the Filer

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrants:	Taseko Mines Limited Gibraltar Mines Ltd. Aley Corporation

Form type:	Form F-10

File Number (if known):	333-184965

Filed by:	Taseko Mines Limited Gibraltar Mines Ltd. Aley Corporation

Date Filed:	November 15, 2012 (concurrently)

D.
Taseko Mines Limited and Gibraltar Mines Ltd. are incorporated or organized under the laws of: Province of British Columbia, Canada

Aley Corporation is incorporated or organized under the laws of: Canada

Each filer has its principal place of business at:

15th Floor, 1040 West Georgia Street
Vancouver, British Columbia
Canada, V6E 4H1

E.	Each Filer designates and appoints Corporation Service Company (“Agent”), located at:

Suite 400, 2711 Centerville Road
Wilmington, Delaware
USA, 19808

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b)
any civil suit or action brought against such Filer or to which such Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by such Filer on Form F-10 on the date hereof or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which such Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act. Each Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
Each Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if such Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of such Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934, as amended.

Each Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
Each Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.

Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on this 15th day of November, 2012.

TASEKO MINES LIMITED

By:	/s/ Russell Hallbauer
Name: Russell Hallbauer
Title: President and Chief Executive Officer

GIBRALTAR MINES LTD.

By:	/s/ Russell Hallbauer
Name: Russell Hallbauer
Title: President and Chief Executive Officer

ALEY CORPORATION

By:	/s/ Russell Hallbauer
Name: Russell Hallbauer
Title: Chief Executive Officer

This statement has been signed by the following person in the capacity and on the date indicated.

CORPORATION SERVICE COMPANY (Agent for Service of Process)

By:	/s/ Dawn Frantz
Name: Dawn Frantz
Title: Assistant Secretary

Date:	November 13, 2012